Exhibit 1

KongZhong Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

BEIJING, China, June 29, 2015 - Kong Zhong Corporation (NASDAQ: KZ), a leading online games publisher and developer in the PRC, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter, dated June 29, 2015, from Mr. Leilei Wang, chairman and chief executive officer of the Company, and IDG-Accel China Growth Fund II L.P. (“IDG) to acquire all of the outstanding ordinary shares of the Company not owned by them or their affiliates (the "Transaction") for US$8.56 in cash per American depositary share ("ADS", each representing forty ordinary shares), or approximately US$0.2140 per ordinary share, which represents a premium of approximately 20% to the average closing price of the Company's ADSs over the last 30 trading days and a premium of approximately 21.8% to the closing price of the Company’s ADS on June 26, 2015, the last trading day.

According to the proposal letter, the Transaction is intended to be financed with a combination of debt and/or equity capital. The proposal letter states that its proposal constitutes only a preliminary indication of its interest and is subject to the execution of definitive agreements relating to the proposed Transaction. A copy of the proposal letter is attached hereto as Exhibit A.

The Board intends to form a special committee consisting of independent directors to consider the proposal. The Board expects that the special committee will retain independent advisors, including independent financial and legal advisors, to assist it in this process.

The Board cautions the Company's shareholders and others considering trading the Company's securities that the Board has just received the proposal letter and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the proposed transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. On May 15, 2014, KongZhong officially launched the most-anticipated 3D fantasy MMORPG Guild Wars 2 in China. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com ..

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Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, mobile games and online games industries; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the state of and any change in our relationship with China’s telecommunications operators; changes in the regulations or policies of the Ministry ofIndustry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the most recent Annual Report on Form 20-F we filed with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

KongZhong Contacts

Investor Contact

Jay Chang

Chief Financial Officer

Liddy Li

Investor Relations

Tel.: (+86-10) 8857 6000

E-mail:ir@kongzhong.com

Media Contact

Xingran Chen

Public Relations

Tel.: (+86-10) 8857 6000

E-mail:chenxingran@kongzhong.com

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Exhibit A

June 29, 2015

The Board of Directors

KongZhong Corporation

35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street

Beijing, China 100044

The People’s Republic of China

Dear Members of the Board of Directors,

We, Leilei Wang, chairman and chief executive officer of KongZhong Corporation (the “Company”), and IDG-Accel China Growth Fund II L.P. (“IDG”)or its affiliates (together with Leilei Wang and such other third party entities as designated and approved by Leilei Wang and IDG, the “Consortium Members”), are pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding ordinary shares of the Company that are not already owned by us on the principal terms and conditions described in this letter (the “Transaction”).

We believe that our Proposal provides a very attractive opportunity to the Company’s shareholders. Our Proposal represents a premium of 21.8% to the closing price of the Company’s American depositary shares (“ADSs”, every ADS representing 40 ordinary shares) on June 26, 2015 and a premium of 20 % to the average closing price of the Company’s ADSs during the last 30 trading days.

Set forth below are the key terms of our Proposal.

1. Consortium. The Consortium Members will form an acquisition vehicle for the purpose of implementing the Transaction. Please also note that the Consortium Members who are shareholders are currently interested only in pursuing the Transaction and are not interested in selling their shares in any other transaction involving the Company.

2. Transaction and Purchase Price. We propose to acquire all of the outstanding ordinary shares of the Company and ADSs not already owned by us at a purchase price equal to US$0.2124 per ordinary share, or US$8.56 per ADS, as the case may be, in cash through a one-step merger of an acquisition vehicle newly formed by the Consortium Members with and into the Company.

3. Financing. We intend to finance the Transaction with a combination of debt and/or equity capital. Equity financing will be provided by the Consortium Members, in the form of cash and rollover equity in the Company, and from any additional equity investor who may be admitted as a Consortium Member. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Transaction.

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4. Due Diligence. We believe that we will be in a position to complete customary due diligence for the Transaction in a timely manner and in parallel with discussions on definitive agreements.

5. Definitive Agreements. We have engaged Davis Polk & Wardwell LLP as our international legal counsel and are prepared to promptly provide and negotiate definitive agreements for the Transaction.

6. Process. We believe that the Transaction will provide superior value to the Company’s public shareholders. We recognize of course that the board of directors of the Company will evaluate the Transaction independently before it can make its determination whether to endorse it. Given our involvement in the Transaction, we would expect that the independent members of the board of directors will proceed to consider our Proposal and the Transaction.

7. Confidentiality. We are sure you will agree, however, that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

8. No Binding Commitment. This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Consortium Members and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

9. Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

* * * * *

In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

/s/ Leilei Wang

IDG-Accel China Growth Fund II L.P.

By: IDG-Accel China Growth Fund II Associates L.P.

Its General Partner

By: IDG-Accel China Growth Fund GP II Associates Ltd.

Its General Partner

By: /s/ CHI SING HO

Name: CHI SING HO

Title: Director

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